FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter distributed by the Bank to the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, regarding the distribution of dividends. The same information contained in this letter together with local payment instructions shall also be published in the form of a press release in the Chilean newspaper “El Mercurio”, on March 22, 2013.

Santiago, March 21, 2013

Mr. Raphael Bergoeing Vela

Superintendent of Bank and

Financial Institutions

Present

Mr. Superintendent:

I inform you that at the Bank’s Ordinary Shareholders’ Meeting, held today, its shareholders’ approved the distribution and payment of dividend No.201, in the amount of CLP$3,41625263165 per Banco de Chile common share, with a charge to 2012 net distributable income of Banco de Chile.

Sincerely,

Arturo Tagle Quiroz

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2013

Banco de Chile

/s/ Arturo Tagle Q.
By: Arturo Tagle Q.
CEO